Exhibit 12.1

VISA INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended September 30,
(in millions, except for ratios)	2016 (1)	2015 (1)	2014 (2)	2013	2012 (2)
Earnings:
Income before income taxes including non-controlling interest	$8,012	$8,995	$7,724	$7,257	$2,207
Fixed charges	432	3	8	4	(29)
Other adjustments	1	3	1	4	7
Total earnings	$8,445	$9,001	$7,733	$7,265	$2,185
Fixed charges:
Interest expense(3)	$432	$3	$8	$4	$(29)
Total fixed charges	$432	$3	$8	$4	$(29)

Ratio of earnings to fixed charges(4)	19.5	2,576.8	926.6	1,880.7	(75.9)

(1)
On June 21, 2016, the Company acquired 100% of the share capital of Visa Europe, resulting in the recognition of $1.9 billion loss from the effective settlement of the Framework Agreement between the Company and Visa Europe, and the recognition of $255 million non-cash decrease in the fair value of the put option liability as non-operating income from the revaluation of the Visa Europe put option. During fiscal 2015, we recorded an increase of $110 million in the fair value of the Visa Europe put option as non-cash, non-operating expense. See Note 2—Acquisition of Visa Europe and Note 4—Fair Value Measurements and Investments to our consolidated financial statements of this report.

(2)
During fiscal 2014 and 2012, we recorded litigation provisions of $450 million and $4.1 billion, respectively, and related tax benefits, associated with the interchange multidistrict litigation, which is covered by the U.S. retrospective responsibility plan. See Note 3—U.S. and Europe Retrospective Responsibility Plans and Note 20—Legal Matters to our consolidated financial statements of this report.

(3)
Interest expense in fiscal 2016 primarily consists of interest expense on the fixed-rate senior notes issued in December 2015 and interest expense on deferred consideration related to the Visa Europe acquisition. Interest expense in fiscal 2012 through 2015 primarily consists of accretion on litigation matters and interest expense related to uncertain tax positions. During fiscal 2012, we reversed all previously recorded tax reserves and accrued interest associated with uncertainties related to the deductibility of covered litigation expense recorded in fiscal 2007 through fiscal 2011.

(4)	Figures in the table may not recalculate exactly due to rounding. Earnings to fixed charges ratios are calculated based on unrounded numbers.